EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

                                             October 24, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CM Seven Star Acquisition Corporation (the "Company") Registration Statement on Form S-1 (File No. 333-220510) (the "Registration Statement")

Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of CM Seven Star Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated October 18, 2017, were distributed on or about October 18, 2017, as follows:

237 to individual investors;

165 to FINRA members (which included 39 prospective underwriters and selected dealers); and

56 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated October 18, 2017, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine

Name: Steven Levine

Title:   CEO